Exhibit 13.3

First West Virginia Bancorp, Inc.

Summarized Quarterly Financial Information

A summary of selected quarterly financial information follows:

2011	First Quarter	Second Quarter

Total interest income	$2,861,756	$2,882,684
Total interest expense	602,421	561,942
Net interest income	2,259,335	2,320,742
Provision for loan losses	30,000	570,000
Investment securities gain	172	267,704
Total other income	286,336	278,170
Total other expenses	1,903,540	1,907,522
Income before income taxes	612,303	389,094
Net income	549,907	409,135
Net income per share	0.33	0.25

2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total interest income	$2,997,289	$3,025,943	$2,943,635	$2,891,028
Total interest expense	871,185	783,922	738,435	661,960
Net interest income	2,126,104	2,242,021	2,205,200	2,229,068
Provision for loan losses	30,000	30,000	30,000	130,000
Investment securities gain	—	253,267	308,095	3,912
Total other income	294,915	323,699	487,379	305,315
Total other expenses	1,897,110	1,932,889	1,922,485	1,970,414
Income before income taxes	493,909	856,098	1,048,189	437,881
Net income	460,651	668,034	786,938	423,658
Net income per share	0.28	0.40	0.48	0.26

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total interest income	$3,304,098	$3,254,038	$3,193,845	$3,161,861
Total interest expense	1,193,530	1,105,757	1,054,974	973,838
Net interest income	2,110,568	2,148,281	2,138,871	2,188,023
Provision for loan losses	—	10,000	30,000	143,942
Investment securities gain (loss)	(7,393)	185,945	(21,429)	31,394
Total other income	296,901	302,979	341,091	661,515
Total other expenses	1,737,025	1,938,040	1,900,933	2,016,083
Income before income taxes	663,051	689,165	527,600	720,907
Net income	523,594	546,225	468,248	766,919
Net income per share	0.32	0.33	0.28	0.46